SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.	English translation of a letter dated October 15, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, October 15th, 2020 Chairman of the Comisión Nacional de Valores (CNV) Dr. Adrián Cosentino

Re.: Report of decision of the Federal Administrative Contentious Court No II, in the case “ADUC v. Telecom Argentina S.A. re. Legal Proceeding (proceso de conocimiento)” (Docket 6570/2017)

Dear Sirs,

I am writing to you in my capacity as Attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), as an update to the Relevant Matter submitted on March 12, 2019 through the Autopista de la Información Financiera (ID No.2447838), in which we reported the notification of a complaint filed by the Asociación por la Defensa de Usuarios y Consumidores, (“ADUC”) in the aforementioned case.

The Company, with the assistance of its legal counsel, submitted an answer to the complaint, entered a plea of lack of the plaintiff’s standing, provided the grounds for its defense, and requested the dismissal of the complaint filed by ADUC.

In this respect, we report that through a decision dated October 9, 2020, the Federal Administrative Contentious Court No. II resolved as follows: to a) admit the proposed appeal filed by Telecom Argentina as the respondent, and as a consequence, revoke the decision rendered by the first instance judge; b) admit the plea of lack of ADUC’s standing entered by Telecom Argentina; and c) award ADUC the legal fees for both instances.

The decision is not final. The Company, with the assistance of its legal counsel, considers it has solid arguments for its defense.

Yours sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 15, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations